[GRAPHIC OMITTED] Acergy

               Acergy S.A. Announces Extraordinary General Meeting

London, England - October 27, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) today announced that an Extraordinary General Meeting (EGM) of shareholders will be held on Thursday December 17, 2009 at 11:00 a.m. local time at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg. All shareholders of record as of October 30, 2009 will be entitled to vote at the meeting.

The purpose of the Meeting is to consider and approve recommendations with respect to the adoption of revised Articles of Incorporation, the appointment of a new Director and the adoption of a new Long-Term
Incentive Plan.

The notice of the EGM will be distributed to eligible shareholders no later than November 10, 2009. Upon publication, the supporting materials for this meeting will be available on the Acergy website:
www.acergy-group.com/public/December2009EGM

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the date of the proposed EGM, the date for shareholders to on the record in order to be entitles to vote at the meeting, the purpose of the meeting and the date of publication and distribution of materials to eligible shareholders. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.